Exhibit 99.1

Perion Reports 51% YoY Revenue Growth in 2020, Record Quarter Since Inception

Display and Social Advertising achieved 69% annual revenue growth, propelled by new interactive
Connected Television (iCTV) offering and Content Monetization solution

GAAP Net Income increased by 53% YOY during the fourth quarter to $9M

Tel Aviv & New York – February 9, 2021 – Perion Network Ltd. (NASDAQ: PERI), a global advertising technology company that delivers its Synchronized Digital Branding solution across the three main pillars of digital advertising – ad search, social media and display / video / CTV advertising – announced today its financial results for the fourth quarter and twelve months ended December 31, 2020.

Fourth Quarter 2020 Highlights

•	Revenues were $118.3 million, a 51% increase year over year;

•	Display and social advertising revenues were $68.4 million, a 159% increase year over year;

•	CTV revenues were $6.5 million, 132% increase from previous quarter;

•	Search advertising and other revenues were $49.9 million, a 4% decrease year over year;

•	Average Daily Traffic Search achieved the highest level of 15.7M, 32% increase year over year;

•	In the fourth quarter of 2020, GAAP SG&A was 13% of revenues, compared to the 18% of revenues in the fourth quarter of 2019;

•	Net cash provided by operating activities were $12.8M, a 14% increase year over year.

Fourth Quarter and Full Year 2020 Results Summary*

(In millions, except per share data)

	Three months ended			Year ended
	December 31,			December 31,
	2020	2019	%	2020	2019	%
Display and Social Advertising revenues	$68.4	$26.4	+159%	$148.7	$87.9	+69%
Search Advertising and other revenues	$49.9	$51.8	-4%	$179.4	$173.6	+3%
Total Revenues	$118.3	$78.3	+51%	$328.1	$261.5	+25%
GAAP Net Income	$9.0	$5.9	+53%	$10.2	$12.9	-21%
Non-GAAP Net Income	$13.8	$8.9	+56%	$26.6	$21.6	+23%
Adjusted EBITDA	$15.3	$12.2	+26%	$32.8	$32.4	+1%
Net cash provided by operating activities	$12.8	$11.2	+14%	$22.0	$44.7	-51%
GAAP Diluted Earnings Per Share	$0.30	$0.22	+36%	$0.36	$0.49	-27%
Non-GAAP Diluted Earnings Per Share	$0.45	$0.32	+41%	$0.91	$0.83	+10%

* Reconciliation of GAAP to Non-GAAP measures follows.

Doron Gerstel, Perion’s CEO, commented, “Perion closed 2020 delivering strong revenues and earnings that well exceeded our 2019 results. The effectiveness of our content monetization engine as a holistic, one-stop solution for brands and agencies, and the acceleration of our Connected TV advertising offering, were the main factors behind 25% revenue growth for the full year. Despite that travel advertisers that traditionally contribute 15% or $10 million in revenues in 2019  dramatically reduced their digital ad spend, we continued to drive healthy growth thanks to our diversification strategy, allowing us to capitalize on any shifting budget between the three main pillars of digital advertising: display, search and social.”

 “During the fourth quarter, we renewed and expanded our strategic partnership with Microsoft Bing for an additional four years,” Gerstel added. “The continuing collaboration with Microsoft is a significant factor in Perion’s multi-year strategic plan to achieve sustainable and highly profitable double-digit annual revenue growth, with a desired target of $500 million in annual revenue by 2023.”

“We enter 2021 in a strong position,” Gerstel concluded. “In January, we completed a follow-on public offering, which was both upsized and oversubscribed, generating net proceeds of more than $61 million. This successful transaction further solidifies our balance sheet and better positions Perion to capitalize on the growth opportunities in front of us as we prudently evaluate accretive and synergistic acquisitions to bolster our content monetization platform, expand our technology moat, and that are capable of driving predictable and profitable growth.”

Financial Comparison for the Fourth Quarter of 2020

Revenues: Revenues increased by 51%, from $78.3 million in the fourth quarter of 2019 to $118.3 million in the fourth quarter of 2020. This increase was primarily attributable to a 159% increase in Display and Social Advertising revenues, resulting from the acceleration of our Connected TV advertising offering and the contribution of our content monetization offering. Search Advertising and other revenues decreased by 4% as a result of lower RPMs, partially offset by growth in number of daily searches.

Customer Acquisition Costs and Media Buy (“CAC”): CAC in the fourth quarter of 2020 were $74.8 million, or 63% of revenues, compared to $41.1 million, or 53% of revenues, in the fourth quarter of 2019. The increase as a percentage of revenues is primarily due to the acquisitions of Content IQ and Pub Ocean, as well as product mix.

Net Income: In the fourth quarter of 2020, GAAP net income was $9.0 million, or 8% of revenues, compared to the $5.9 million, or 8% of revenues in the fourth quarter of 2019.

Non-GAAP Net Income: In the fourth quarter of 2020, non-GAAP net income was $13.8 million, or 12% of revenues, compared to the $8.9 million, or 11% of revenues in the fourth quarter of 2019. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: In the fourth quarter of 2020, Adjusted EBITDA was $15.3 million, or 13% of revenues, compared to $12.2 million, or 16% of revenues, in the fourth quarter of 2019. A reconciliation of GAAP Net Income to Adjusted EBITDA is included in this press release.

Cash and Cash Flow from Operations: As of December 31, 2020, cash and cash equivalents and short-term bank deposits were $60.4 million. Cash provided from operations in the fourth quarter of 2020 was $12.8 million, compared to $11.2 million in the fourth quarter of 2019.

Short-Term Debt, Long-term Debt: As of December 31, 2020, total debt was $8.3 million, compared to $22.9 million at September 30, 2020 and $16.7 million at December 31, 2019. During the fourth quarter of 2020, the Company returned $12.5 million drawn during the third quarter of 2020 out of its secured credit line and made scheduled paydown of $2.1 million of its credit facility balance.

Financial Comparison for the full year of 2020

Revenues: Revenues increased by 25%, from $261.5 million in 2019 to $328.1 million in 2020. This increase was driven by 69% growth in Display and Social Advertising primarily resulting from the acceleration of our Connected TV advertising offering and the contribution of our content monetization offering. Search Advertising and other revenues increased by 3% due to a higher number of daily searches partially offset by lower RPMs.

Customer Acquisition Costs and Media Buy (“CAC”): CAC in 2020 were $197.6 million, or 60% of revenues, as compared to $135.9 million, or 52% of revenues, in 2019. The increase as a percentage of revenues is primarily due to the acquisitions of Content IQ and Pub Ocean, as well as product mix.

Net Income: During 2020, GAAP net income was $10.2 million, or 3% of revenues, compared to the $12.9 million, or 5% of revenues in 2019.

Non-GAAP Net Income: During 2020, Non-GAAP net income was $26.6 million, or 8% of revenues, compared to the $21.6 million, or 8% of revenues in 2019.

Adjusted EBITDA: In 2020, Adjusted EBITDA was $32.8 million, or 10% of revenues, compared to $32.4 million, or 12% of revenues in 2019.

Cash Flow from Operations: Cash provided from operations in 2020 decreased by 51%, from $44.7 million in 2019 to $22.0 million in 2020, the primary reason for the decrease compared to the prior year is mainly due to working capital needs of approximately $10 million in connection with the acquisitions of Content IQ and Pub Ocean.

Outlook

In 2021, management expects to generate revenue of $350 to $370 million and Adjusted EBITDA of $35 million to $37 million. The mid-point of the guidance range reflects 10% growth and 10% Adjusted EBITDA margin.

Conference Call

Perion will host a conference call to discuss the results today, Tuesday, February 9, 2021 at 8:30 a.m. ET. Details are as follows:

•	Conference ID: 7553088
•	Dial-in number from within the United States: 1- 888-394-8218
•	Dial-in number from Israel: 1809 212 883
•	Dial-in number (other international): 1- 323-701-0225
•	Playback available until Tuesday, February 16, 2021 by calling 1-844-512-2921 (United States) or 1-412-317-6671 (international). Please use PIN code 7553088 for the replay
•	Link to the live webcast accessible at http://public.viavid.com/index.php?id=142903

About Perion Network Ltd.
Perion is a global technology company that delivers strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

Non-GAAP measures
Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation expenses, retention and acquisition related expenses, revaluation of acquisition related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as changes in fair value of earnout contingent consideration. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is defined as operating income excluding stock-based compensation expenses, depreciation, acquisition related items consisting of amortization of intangible assets and goodwill, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 16, 2020. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com
Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Display and Social Advertising	$68,400	$26,427	$148,698	$87,863
Search Advertising and other	49,856	51,830	179,365	173,587
Total Revenues	118,256	78,257	328,063	261,450

Costs and Expenses:
Cost of revenues	6,539	6,867	22,477	25,520
Customer acquisition costs and media buy	74,809	41,113	197,626	135,891
Research and development	8,480	6,137	30,880	22,585
Selling and marketing	11,717	9,095	39,085	34,736
General and administrative	4,060	4,960	15,819	14,999
Depreciation and amortization	2,675	2,407	9,923	9,711
Total Costs and Expenses	108,280	70,579	315,810	243,442

Income from Operations	9,976	7,678	12,253	18,008
Financial expense, net	1,446	737	2,638	3,470

Income before Taxes on income	8,530	6,941	9,615	14,538
Taxes on income (benefit)	(472)	1,054	(610)	1,645

Net Income	$9,002	$5,887	$10,225	$12,893

Net Earnings per Share
Basic	$0.33	$0.23	$0.38	$0.50
Diluted	$0.30	$0.22	$0.36	$0.49

Weighted average number of shares
Basic	26,946,060	26,115,057	26,687,145	25,965,357
Diluted	29,961,648	27,288,364	28,797,747	26,357,585

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	December 31,	December 31,
	2020	2019
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$47,656	$38,389
Restricted cash	1,222	1,216
Short-term bank deposits	12,700	23,234
Accounts receivable, net	81,221	49,098
Prepaid expenses and other current assets	4,560	3,170
Total Current Assets	147,359	115,107

Long-Term Assets:
Property and equipment, net	6,770	10,918
Operating lease right-of-use assets	20,266	22,429
Goodwill and intangible assets, net	176,679	128,444
Deferred taxes	7,111	6,171
Other assets	496	708
Total Long-Term Assets	211,322	168,670
Total Assets	$358,681	$283,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$72,498	$47,681
Accrued expenses and other liabilities	21,188	18,414
Short-term operating lease liability	4,514	3,667
Short-term loans and current maturities of long-term loans	8,333	8,333
Deferred revenues	5,711	4,188
Short-term payment obligation related to acquisitions	7,869	1,025
Total Current Liabilities	120,113	83,308

Long-Term Liabilities:
Long-term loans, net of current maturities	-	8,333
Payment obligation related to acquisition	30,035	-
Long-term operating lease liability	17,698	20,363
Other long-term liabilities	6,713	6,591
Total Long-Term Liabilities	54,446	35,287
Total Liabilities	174,559	118,595

Shareholders’ equity:
Ordinary shares	224	213
Additional paid-in capital	251,933	243,211
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain	112	130
Accumulated deficit	(67,145)	(77,370)
Total Shareholders’ Equity	184,122	165,182
Total Liabilities and Shareholders’ Equity	$358,681	$283,777

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities:
Net Income	$9,002	$5,887	$10,225	$12,893
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,674	2,407	9,923	9,711
Stock based compensation expense	1,534	692	4,447	2,293
Foreign currency translation	108	23	19	(86)
Accrued interest, net	(138)	(1)	(125)	(204)
Deferred taxes, net	(754)	(533)	(3,093)	(1,756)
Accrued severance pay, net	(228)	135	(23)	96
Fair value revaluation - convertible debt	-	-	-	600
Loss from sale of property and equipment	-	-	88	-
Net changes in operating assets and liabilities	608	2,594	585	21,194
Net cash provided by operating activities	$12,806	$11,204	$22,046	$44,741

Cash flows from investing activities:
Purchases of property and equipment	(115)	(128)	(502)	(717)
Short-term deposits, net	(4,400)	(6,684)	10,534	(19,234)
Cash paid in connection with acquisitions, net of cash acquired	-	-	(20,186)	(1,200)
Obligation in connection with acquisitions	-	-	1,347	-
Net cash used in investing activities	$(4,515)	$(6,812)	$(8,807)	$(21,151)

Cash flows from financing activities:
Exercise of stock options and restricted share units	2,200	524	4,286	1,227
Payment made in connection with acquisition	-	-	-	(1,813)
Repayment of short-term loans	(12,500)	-	-	-
Repayment of convertible debt	-	-	-	(15,850)
Repayment of long-term loans	(2,084)	(2,083)	(8,333)	(8,332)
Net cash used in financing activities	$(12,384)	$(1,559)	$(4,047)	$(24,768)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	90	77	81	(20)
Net increase (decrease) in cash and cash equivalents and restricted cash	(4,003)	2,910	9,273	(1,198)
Cash and cash equivalents and restricted cash at beginning of period	52,881	36,695	39,605	40,803
Cash and cash equivalents and restricted cash at end of period	$48,878	$39,605	$48,878	$39,605

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

GAAP Net Income	$9,002	$5,887	$10,225	$12,893
Share based compensation	1,534	692	4,447	2,293
Amortization of acquired intangible assets	1,611	1,023	5,261	4,256
Retention and other related to M&A related expenses	2,147	1,438	7,159	2,381
Changes in FV of Earnout contingent consideration	(998)	-	(998)	-
Fair value revaluation of convertible debt and related derivative	-	-	-	89
Foreign exchange losses associated with ASC-842	475	45	422	699
Revaluation of acquisition related contingent consideration	175	-	620	-
Taxes on the above items	(159)	(231)	(503)	(979)
Non-GAAP Net Income	$13,787	$8,854	$26,633	$21,632

Non-GAAP Net Income	$13,787	$8,854	$26,633	$21,632
Taxes on income	(313)	1,285	(107)	2,624
Financial expense, net	796	692	1,596	2,682
Depreciation	1,064	1,384	4,662	5,455
Adjusted EBITDA	$15,334	$12,215	$32,784	$32,393

Non-GAAP diluted earnings per share	$0.45	$0.32	$0.91	$0.83

Shares used in computing non-GAAP diluted earnings per share	30,395,478	27,473,695	29,268,098	26,690,743